SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

General Growth Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

370023103
(CUSIP Number)

Cai Zhiwei
China Investment Corporation, Stable Investment Corporation, Best Investment Corporation
New Poly Plaza
No.1 Chaoyangmen Beidajie
Beijing 100010, P.R. China
Facsimile: +86 (10) 64086282

Copy to:

Lee Parks, Esq.
Fried, Frank, Harris, Shriver, & Jacobson LLP
One New York Plaza
New York, NY 10004−1980
(212) 859−8000

November 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,647,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,647,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,647,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stable Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,516,396
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,516,396
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,516,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Best Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,516,396
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,516,396
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,516,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on May 19, 2011 (“Amendment No. 1”) (the Original Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 2 relates to the common stock, par value $0.01 per share (the “GGP Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

This Amendment No. 2 is being filed to report that on November 1, 2013, BRH III entered into agreements providing for (i) the sale by BRH III to entities controlled by Brookfield of 19,528,869 shares of GGP Common Stock held by BRH III and all of the Warrants held by BRH III that are attributable to the interests of Stable and Best and (ii) the distribution by BRH III to Stable and Best, in complete redemption of the interests of Stable and Best in BRH III, of (x) $584,731,721 from the funds received in the sale transactions described in clause (i), (y) 1,980,893 shares of common stock, par value $0.01 per share (the “Rouse Common Stock”), of Rouse Properties, Inc. held by BRH III, which shares are all of the shares of Rouse Common Stock held by BRH III that are attributable to the interests of Stable and Best and (z) 33,516,396 shares of GGP Common Stock held by BRH III (collectively the “Consortium Liquidity Transactions”).  The Consortium Liquidity Transactions occurred on November 1, 2013.  Prior to the Consortium Liquidity Transactions, the Voting Agreement was terminated.  As a result of the Consortium Liquidity Transactions, (i) Stable and Best are no longer parties to the Operating Agreement of BRH III and therefore none of CIC, Stable or Best may be deemed to have or share beneficial ownership of the GGP Common Stock and Warrants held by any of the Investment Vehicles, (ii) none of Stable, Best or CIC may be deemed to be members of a “group” with the Investment Vehicles and the Other Filers with respect to the shares of GGP Common Stock and Warrants held by the Investment Vehicles or with respect to  any other shares of GGP Common Stock beneficially owned by such Other Filers and (iii) BAM Canada and Brookfield (US) Investments Ltd. will continue to own interests in BRH III, whose assets will include cash, Warrants and shares of GGP Common Stock and Rouse Common Stock equal to the carried interest and other amounts owed to BAM Canada and Brookfield (US) Investments Ltd. that are attributable to the former interests of Stable and Best in BRH III under the Operating Agreement and related agreements.  The Reporting Persons have terminated the Joint Filing Agreement.

As a result of the Consortium Liquidity Transactions, each Reporting Person’s beneficial ownership, and their beneficial ownership in the aggregate, represents less than 5% of the outstanding GGP Common Stock.  Accordingly, this Amendment No. 2 constitutes an exit filing for the Reporting Persons.

Item 2. Identity and Background

Schedule I referenced in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as attached hereto.

Item 5.  Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of GGP Common Stock and percentages of GGP Common Stock beneficially owned by each of the Reporting Persons, which is incorporated herein by reference to each such Reporting Person.

(b)
Information concerning the number of shares of GGP Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition is set forth in Items 7 through 10 of the cover pages to this Schedule 13D for each such Reporting Person and is incorporated herein by reference to each such Reporting Person.

CIC is the parent of CIC International Co., Ltd. (“CIC International”), which is the parent of Stable, Best, and another wholly owned subsidiary (the “Third Subsidiary”).  As of the close of business on November 1, 2013, the Third Subsidiary held and beneficially owned 131,103 shares of GGP Common Stock (the “Additional Shares”).  CIC, by virtue of being the parent of CIC International, may be deemed to share beneficial ownership of the Additional Shares.  Taking into account CIC’s beneficial ownership in the Additional Shares, CIC’s beneficial ownership represents 3.5% of the outstanding GGP Common Stock.   None of other Reporting Persons has or shares voting or investment power with respect to any other shares of GGP Common Stock or Warrants.

All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 966,951,246 shares of GGP Common Stock reported by the Company as outstanding as of August 2, 2013 as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2013.

(c)
Except as otherwise described in this Amendment No. 2, none of the Reporting Persons, nor, to their knowledge, any of the persons identified on Schedule I, Schedule II, or Schedule III, has effected any transaction in the GGP Common Stock during the past sixty days.

Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

On November 1, 2013, as a result of the Consortium Liquidity Transactions, the Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding GGP Common Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2013	CHINA INVESTMENT CORPORATION

	By:	/s/ Ding Xuedong
Name: Ding Xuedong
Title: Chairman and Chief Executive Officer

Dated: November 5, 2013	STABLE INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director and President

Dated: November 5, 2013	BEST INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director and President

SCHEDULE I

Directors and Executive Officers of China Investment Corporation

The following table sets forth the name, position with China Investment Corporation and present principal occupation of each director and executive officer of China Investment Corporation. Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No. 1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People’s Republic of China.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ding Xuedong Chairman and Chief Executive Officer		Chairman and Chief Executive Officer of CIC
Gao Xiqing Vice Chairman and President		Vice Chairman and President of CIC
Li Keping Executive Director, Executive Vice President & Chief Investment Officer		Executive Director, Executive Vice President & Chief Investment Officer of CIC
Zhang Xiaoqiang Non-Executive Director	38 South Yuetan Street, Xicheng District, Beijing, China	Vice Chairman of the National Development and Reform Commission of the People’s Republic of China
Li Yong Non-Executive Director	3 Sanlihe Nansanxiang, Xicheng District, Beijing, China	Non-Executive Director of CIC
Chen Jian Non-Executive Director	2 East Chang’an Street, Beijing, China	Non-Executive Director of CIC
Hu Xiaolian Non-Executive Director	32 Chengfang Street, Xicheng District, Beijing, China	Deputy Governor of the People’s Bank of China
Fang Shangpu Non-Executive Director	Huarong Plaza, No.18 in Fucheng Road, Haidian District, Beijing, China	Deputy Administrator of the State Administration of Foreign Exchange (SAFE)
Liu Zhongli Independent Director	No.16, Xisihuanzhonglu, Haidian District, Beijing, China	Chair of the Chinese Institute of Certified Public Accountants
Wang Chunzheng Independent Director	No.22, Xi’anmen Street, Xicheng District, Beijing, China	Executive Vice Chairman of China Center for International Economic Exchanges
Li Xin Employee Director		Employee Director and Head of Human Resource Department of CIC
Li Xiaopeng Chairman of the Board of Supervisors		Chairman of the Board of Supervisors of CIC
Fan Yifei Executive Vice President		Executive Vice President of CIC
Xie Ping Executive Vice President		Executive Vice President of CIC
Liang Xiang Executive Vice President & Secretary of Discipline Inspecting Commission		Executive Vice President & Secretary of Discipline Inspecting Commission of CIC

SCHEDULE II

Directors and Executive Officers of Stable Investment Corporation

The following table sets forth the name, position with Stable Investment Corporation and present principal occupation of each director and executive officer of Stable Investment Corporation.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Li Keping Executive Director and President	New Poly Plaza, No.1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010	Executive Director, Executive Vice President & Chief Investment Officer of China Investment Corporation	People's Republic of China

SCHEDULE III

Directors and Executive Officers of Best Investment Corporation

The following table sets forth the name, position with Best Investment Corporation and present principal occupation of each director and executive officer of Best Investment Corporation.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Li Keping Executive Director and President	New Poly Plaza, No.1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010	Executive Director, Executive Vice President & Chief Investment Officer of China Investment Corporation	People's Republic of China